Exhibit 99.1

Trident Reports First Half 2024 Unaudited Financial Results

SINGAPORE, November 22, 2024 (GLOBE NEWSWIRE) — Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading digital transformation facilitator in the e-commerce enablement and digital optimization services market for small and medium enterprise (SMEs) in Singapore, today announced its unaudited financial results for the six months ended June 30, 2024.

Initial Public Offering

On September 11, 2024, the Company closed the initial public offering of 1,800,000 American Depositary Shares (“ADSs”) at a price to the public of US$5.00 per ADS. Each ADS represents eight Class B Ordinary Shares of the Company. Trident’s ADSs began trading on the Nasdaq Capital Market on September 10, 2024, under the symbol “TDTH.”

First Half of 2024 Financial Highlights

●	Total revenues were US$378,839, compared to US$481,165 for the six months ended June 30, 2023.

●	Net loss was US$1,927,027, compared to US$1,861,412 for the six months ended June 30, 2023.

Soon Huat Lim, Trident’s Founder, Chairman, and Chief Executive Officer, commented, “Our recent performance comes as we continue our ongoing business transformation, marked by our successful listing on Nasdaq this September. While we’re pleased with this important milestone in our corporate journey, we’re equally encouraged by the growing momentum of Tridentity, our Web 3.0 e-commerce platform launched in December 2023. As we navigate our business transition, we’re strategically investing in innovation and market expansion while maintaining disciplined resource allocation. The increasing adoption of our solutions across key verticals such as food and beverage, fintech, and retail validates our vision of bridging businesses to a secure and trusted digital commerce ecosystem. Looking ahead, we remain focused on leveraging our position as a U.S.-listed company to accelerate our growth and deliver long-term shareholder value.”

Haiyan Huang, Trident’s Chief Financial Officer, added, “Our first half results reflect the ongoing transformation of our business model and the investments we are making to position ourselves for future growth. Our total revenues declined 21.3% year over year as we sought to prioritize the shift towards our Web 3.0 e-commerce platform. Our strategic investments in the business transformation, while impacting our near-term profitability, are essential to ensuring the security, functionality, and overall success of our platform. We remain focused on the disciplined execution of our transition strategy as we seek to become a leader in Web 3.0 enablement.”

Key Financial Results

	For the six months ended June 30		Change in	% of
	2024	2023	amount	change
Revenues	$378,839	$481,165	$(102,326)	-21.27%
Cost of revenues	(360,390)	(389,569)	29,179	-7.49%
Gross profit	18,449	91,596	(73,147)	-79.86%
Selling expenses	(264,326)	(253,343)	(10,983)	4.34%
General and administrative expenses	(1,528,022)	(1,551,710)	23,688	-1.53%
Research and development expenses	(172,519)	(192,855)	20,336	-10.54%
Total operating expenses	(1,964,867)	(1,997,908)	33,041	-1.65%
Loss from operations	(1,946,418)	(1,906,312)	(40,106)	2.10%
Total other income, net	19,391	44,900	(25,509)	-56.81%
Loss before income tax expense	(1,927,027)	(1,861,412)	(65,615)	3.53%
Income tax expense	-	-	-	N/A
Net loss	$(1,927,027)	$(1,861,412)	$(65,615)	3.53%

Unaudited Financial Results for the Six Months Ended June 30, 2024

Revenues

	For the six months ended June 30,		Variances
	2024	2023	Amount	%
Business consulting	$111,318	$113,764	$(2,446)	-2.15%
IT customization	265,649	367,401	(101,752)	-27.70%
(i) IT consulting	-	130,289	(130,289)	-100.00%
(ii) Management software	265,649	237,112	28,537	12.04%
Others	1,872	-	1,872	N/A
Total revenues	$378,839	$481,165	$(102,326)	-21.27%

The Company’s revenues decreased by 21.27% from US$481,165 for the six months ended June 30, 2023, to US$378,839 for the six months ended June 30, 2024. The decrease was primarily due to the Company’s strategic shift towards prioritizing its Web 3.0 e-commerce platform, Tridentity, a core growth area for its long-term vision in the future. As a result, the Company allocated fewer resources to its consulting and IT customization business. This realignment allows the Company to concentrate on expanding its presence in Tridentity, positioning Trident to capture new opportunities in a rapidly advancing digital ecosystem.

Tridentity, the Company’s flagship product, is a cutting-edge identity app built on blockchain technology, designed to provide secure single sign-on capabilities to integrated third-party systems in various industries, which was launched in December 2023. Tridentity currently includes three primary business modules: Tri-event for NFT (Non-Fungible Token) event ticketing, Tri-food for block-chain powered food delivery, and Tri-verse for virtual community connecting its users. As the platform remains in the development, optimization, and gradual testing stages, the Company generated only US$1,872 in revenue from providing technical support for selling event tickets on behalf of merchants through Tridentity for the six months ended June 30, 2024.

Cost of Revenues

	For the six months ended June 30,		Variances
	2024	2023	Amount	%
Service fees	$358,534	$246,572	$111,962	45.41%
Direct labor costs	-	122,142	(122,142)	-100.00%
Miscellaneous cost	1,856	20,855	(18,999)	-91.10%
Total cost of revenues	$360,390	$389,569	$(29,179)	-7.49%

The Company’s cost of revenues decreased by 7.49% from US$389,569 for the six months ended June 30, 2023 to US$360,390 for the six months ended June 30, 2024, primarily due to a decrease in direct labor cost and miscellaneous costs in total of US$141,141 as a result of a significant reduction in headcount in response to lower business volumes and cost controls, and partially offset by an increase of service fees in the amount of US$111,962 as a result of the fulfillment of slightly increased number of management software solutions projects since the second half of 2023.

Gross profit and margin

As a result of the factors described above, the Company recorded a gross profit of US$0.09 million and US$0.02 million for the six months ended June 30, 2023 and 2024, representing a gross profit margin of 19.0% and 4.9%, respectively. The decrease in gross profit margin was primarily due to the decrease in IT consulting services with relatively higher gross margin and high proportion of revenues in the first half of 2023, which had no revenue in the first half of 2024.

Operating expenses

Selling expenses

The Company’s selling and marketing expenses slightly increased from US$253,343 for the six months ended June 30, 2023 to US$264,326 for the six months ended June 30, 2024. The increase was primarily due to hiring of additional business development personnel to support the launch, operation and promotion of Tridentity since the second half of 2023, which was partially offset by the decrease in marketing and advertising expenses due to the Company’s strict control over discretionary spending.

General and administrative expenses

The Company’s general and administrative expenses decreased slightly from US$1,551,710 for the six months ended June 30, 2023 to US$1,528,022 for the six months ended June 30, 2024. The decrease was primarily due to a decrease in professional service fees and other overhead expenses, which was partially offset by an increase in payroll expenses due to additional headcount in management.

Research and development expenses

The Company’s research and development expenses decreased from US$192,855 for the six months ended June 30, 2023 to US$172,519 for the six months ended June 30, 2024, primarily due to the decrease in system development expenses for which there will be no further related expenses in 2024. This decrease was partially offset by the increase in payroll expenses, outsource service fees and the technical support expenses for Tridentity.

Other income, net

The Company’s other income, net decreased from US$44,900 for the six months ended June 30, 2023 to US$19,391 for the six months ended June 30, 2024. The decrease was primarily due to the decrease of interest income and the depreciation of the Singapore dollar against the U.S. dollar in the Company’s reporting currency translation from S$1.3523 to US$1.00 for the six months ended June 30, 2023 to S$1.3552 to US$1.00 for the six months ended June 30, 2024, leading to a decrease in unrealized gain as the foreign currency exposures are liabilities.

About Trident

Trident is a leading digital transformation facilitator in the e-commerce enablement and digital optimization services market for SMEs in Singapore. The Company offers business and technology solutions that are designed to optimize clients’ experiences with their customers by driving digital adoption and self-service.

Tridentity, the Company’s flagship product, is a cutting-edge identity app built on blockchain technology, designed to provide secure single sign-on capabilities to third-party integrated systems in industry verticals such as e-commerce, food and beverage, fintech, healthcare and health services, and wholesale and retail. Tridentity endeavors to offer unparalleled security features, ensuring the protection of sensitive information and safeguarding against potential threats, which promises a new and better age in the digital landscape.

Orchestrating with and beyond Tridentity, Trident’s mission is to be the leader in Web 3.0 enablement, bridging businesses to a trusted and secure e-commerce platform with curated customer experiences.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor/Media Enquiries

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: investor@tridentity.me
Phone: +1 (212) 321-0602

TRIDENT DIGITAL TECH HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of June 30,	As of December 31,
	2024	2023
Assets
Current assets:
Cash	$10,868	$1,808,603
Accounts receivable, net	2,140	2,198
Contract cost assets	194,417	341,808
Deferred offering costs	2,000,195	1,046,187
Amounts due from related parties	92,827	337,920
Prepaid expenses and other current assets	435,512	451,217
Total current assets	2,735,959	3,987,933

Non-current assets:
Property and equipment, net	168,422	202,777
Operating lease right-of-use assets	1,119,503	1,639,233
Total non-current assets	1,287,925	1,842,010

TOTAL ASSETS	4,023,884	5,829,943

Liabilities
Current liabilities:
Current portion of long-term borrowings	58,885	68,987
Accounts payable	129,158	202,289
Deferred revenue	463,980	572,186
Amounts due to related parties, current	635,161	4,820
Accrued expenses and other liabilities	314,951	733,189
Operating lease liabilities, current	333,641	430,554
Total current liabilities	1,935,776	2,012,025

Non-current liabilities:
Amounts due to related parties, non-current	723,140	-
Long-term borrowings	126,963	176,589
Operating lease liabilities, non-current	785,863	1,208,679
Total non-current liabilities	1,635,966	1,385,268

TOTAL LIABILITIES	3,571,742	3,397,293

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary Shares (par value $0.00001 per share; 1,000,000,000 Class A ordinary shares authorized, 50,000,000 and 50,000,000 Class A ordinary shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively; 4,000,000,000 Class B ordinary shares authorized, 451,964,286 and 451,964,286 Class B ordinary shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively.)*	5,020	5,020
Additional paid-in capital	8,426,684	8,426,684
Accumulated deficit	(8,110,572)	(6,183,545)
Accumulated other comprehensive income	131,010	184,491
Total shareholders’ equity	452,142	2,432,650
TOTAL LIABILITIES AND EQUITY	$4,023,884	$5,829,943

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

TRIDENT DIGITAL TECH HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2023
Net revenue	$378,839	$481,165
Cost of revenue	(360,390)	(389,569)
Gross profit	18,449	91,596

Operating expenses:
Selling expenses	(264,326)	(253,343)
General and administrative expenses	(1,528,022)	(1,551,710)
Research and development expenses	(172,519)	(192,855)
Total operating expenses	(1,964,867)	(1,997,908)

Other income, net:
Financial expenses, net	(5,015)	23,742
Other income	24,406	21,158
Total other income, net	19,391	44,900

Loss before income tax expense	(1,927,027)	(1,861,412)
Income tax expenses	-	-
Net loss	(1,927,027)	(1,861,412)

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(53,481)	34,853
Total comprehensive loss	(1,980,508)	(1,826,559)

Weighted average number of Ordinary Shares – basic and diluted*	501,964,286	410,205,000

Basic and diluted loss per ordinary share	(0.00)	(0.00)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.